

Mr. Bruce D. Herman
Chief Financial Officer
Knology, Inc.
1241 O.G. Skinner Drive
West Point, Georgia 31833

April 16, 2009

Re: **Knology, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 14, 2008

Dear Mr. Herman:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director